E.R.C. Energy Recovery Corporation

3884 East North Little Cottonwood Rd.

Salt Lake City, Utah 84092

(801-580-4555)

August 25, 2011

Dear Shareholder:

You are receiving this correspondence because you are shown as a record holder of shares of common stock of E.R.C. Energy Recovery Corporation, a Delaware publicly-held corporation formed in 1979, as Energy Recovery Corporation (the “Company”).  The Company ceased principal operations in 1989.  In 1996, current management was elected, with the intent of reviving the Company as a public company utilized for taking privately-held operating companies public through a process known as a “reverse” merger or acquisition.  The Company has no current assets and costs for its current plans have been advanced by its President, David C. Merrell, since 1996.  Information about these present limited operations and prospects can be found in the Company’s 10-K Annual Report for the year ended December 31, 2010, filed with the United States Securities and Exchange Commission (the “SEC”) on March 31, 2011, by going to www.sec.gov , selecting “Search for Company Filings” under Filings & Forms; clicking on the first redline commencing with “Company or fund name,…” then inserting “ERC Energy” in the blank box; and then by selecting “Document” next to the particular form you wish to review.  8-K is a Current Report filed about current information that was disclosed at or about the date of filing; 10-Q is a Quarterly Report principally containing financial information on the particular quarter indicated on the cover page and compared to similar periods; and 10-K is an Annual Report that contains information about the Company, its business or prospects, its plan of operations, management, management stockholdings, executive compensation and audited financial statements, among other information.

From 1996 until 2007, the Company was essentially dormant, having only completed two recapitalizations of its outstanding common stock in readiness to seek a “reverse” acquisition or merger.  (1) It increased its authorized shares from 10,000,000 shares of $0.01 par value common stock to 50,000,000 shares of $0.001 par value common stock and added a class of 2,000,000 shares of $0.001 par value preferred stock; and it effected a one share for 400 shares reverse split, by consent of shareholders owning in excess of a majority of the outstanding voting securities of the Company, whose consents were solicited by management and delivered to the Company during the 60 day period commencing January 13, 1997, with Board approval following on July 17, 1997; and (2) it increased its authorized shares to 110,000,000 shares, comprised of 100,000,000 shares of $0.001 par value common stock and 10,000,000 shares of $0.001 par value preferred stock; and it effected a one share for 150 shares reverse split, with all fractional shares being rounded up to the nearest whole share, followed by a 100 shares for one share dividend, by written consent of shareholders owning in excess of a majority of the outstanding voting securities of the Company (comprised of members of management) and the unanimous consent of the Board on October 31, 2007.

These recapitalizations reduced the shareholdings of most of the 400 shareholders of the Company to a round lot of approximately 100 shares, with about 10 shareholders owning up to 1,000 shares, and another eight to 10, including members of management, owning in excess of 10,000 shares each.  There are presently 368,200 total outstanding shares.  Without these recapitalizations, management believes the Company would have little chance of finding any potential candidate for a “reverse” merger or acquisition that would be beneficial to the Company and its shareholders.

The Company’s shares are quoted on the OTCBB under the symbol “ERCX,” though there is no present viable market for these shares; and no such market is anticipated if and until the Company successfully completes a “reverse” acquisition or merger beneficial to it and its shareholders.

The Company is actively pursuing a “reverse” merger or other acquisition opportunity  that may be beneficial to the Company and its shareholders, though the present climate for these types of transactions has been limited during the current national financial crisis that has affected the economy for the past several years.

You may contact the Company at the address or telephone number above.

Sincerely,

David C. Merrell, President